

February 21, 2013

<u>Via E-mail</u>
Fredric J. Tomczyk
President and Chief Executive Officer
TD Ameritrade Holding Corporation
4412 South 102nd Street
Omaha, NE 68127

      Re: **TD Ameritrade Holding Corporation**
              Form 10-K for the Fiscal Year Ended September 30, 2011
              Filed November 18, 2011
              File No. 001-35509

Dear Mr. Tomczyk:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Suzanne Hayes
              Suzanne Hayes
              Assistant Director